UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 as to Lyr, Ltd., Amendment No. 18 as to LDN Stuyvie Partnership, and Amendment No. 18 as to William T. Comfort, III)

LYRIS, INC. (LYRI.OB)

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

55235L 203

(CUSIP Number)

William T. Comfort, III

2nd Floor, 2 Basil Street

London, SW3 1AA, United Kingdom

44-207-808-4782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 2 to Schedule 13D filed by Lyr, Ltd., Amendment No. 18 to Schedule 13D filed by LDN Stuyvie Partnership, and Amendment No. 18 to Schedule 13D filed by William T. Comfort, III (collectively, the “Amendments”) are being filed to update certain information previously reported in Item 4, Item 6 and Item 7 of the Schedule 13D filings most recently amended by Lyr, Ltd. and William T. Comfort, III on January 22, 2013, and by LDN Stuyvie Partnership on June 3, 2011 (collectively, the “Original Filings”). Except for the foregoing changes, the Amendments do not modify or amend the Original Filings and all other information in the Original Filings, including the cover page of the Original Filings, remains unchanged.        Lyr, Ltd., LDN Stuyvie Partnership and William T. Comfort, III are referred to herein as the “Reporting Persons”. The Amendments are being filed to, among other things, report that the Reporting Persons have entered into a Voting Agreement (as defined below) with LY Acquisition Corp., a Delaware corporation (the “Buyer”). As described below, the Voting Agreement was entered into in connection with the Agreement and Plan of Merger entered into on May 4, 2015, pursuant to which the Buyer will merger with and into the Issuer with the Issuer continuing as the surviving corporation in such merger. In connection with the Merger, LY Holdco I, LLC (an entity held by William T. Comfort, III, one of the Reporting Persons), acquired 29.3% of Buyer’s outstanding voting equity pursuant to a subscription agreement entered into on May 4, 2015. In filing this Schedule 13D, the Reporting Persons do not concede that they have formed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended or under the regulations pertaining thereto.

Item 4 is hereby amended and supplemented by adding the following information:

Item 4. Purpose of Transaction

Merger Agreement

On May 4, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Buyer.

Pursuant to the Merger Agreement, the Buyer will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger. As a result of the Merger, each issued and outstanding share of the Issuer’s Series A preferred stock (the “Preferred Stock”) and the Issuer’s common stock (the “Common Stock”) not owned by the Buyer or the Issuer as of the effective time of the Merger (other than shares held by stockholders of the Issuer who have validly exercised their appraisal rights under Delaware law) will be converted into the right to receive $2.50 (the “Preferred Consideration”) and $0.89 (the “Merger Consideration”), respectively, in cash, without interest and subject to any required tax withholding. Upon the consummation of the Merger, the Issuer will become a subsidiary of Aurea Software, Inc.

All stock options of the Issuer have a per share exercise price greater than the per share Merger Consideration. As a result, all stock options of the Issuer will be cancelled upon consummation of the Merger and the holders of such stock options will not have any right to receive any consideration in respect thereof.

The Issuer has made various representations, warranties and covenants in the Merger Agreement, including, among others, covenants (1) to file a proxy statement and cause a special stockholder meeting to be held regarding the adoption of the Merger Agreement and approval of the Merger, (2) subject to certain exceptions, for the board of directors of the Issuer not to withdraw or modify its recommendation of the Merger to the Issuer’s stockholders, (3) not to solicit, initiate or take any other action to facilitate a third party in making an “acquisition proposal” and (4) subject to certain exceptions, not to provide information to such third party in connection with or in response to such acquisition proposal, or participate in any discussions or negotiations regarding, or approve or recommend, any alternative acquisition proposal. The board of directors of the Issuer, as recommended by the Special Committee, has unanimously adopted resolutions approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommending the adoption of the Merger Agreement by the Issuer’s stockholders, and has agreed to convene and hold a stockholder meeting for the purpose of obtaining such stockholder approval.

The Buyer plans to finance the transaction with debt financing committed from ESW Capital, LLC, an affiliate of the Buyer (the “Fund”), pursuant to the terms of an equity commitment letter, dated as of May 4, 2015, executed in favor of the Buyer (the “Equity Commitment Letter”). The Equity Commitment Letter provides that on the terms and subject to the conditions set forth therein, the Fund irrevocably commits to purchase, at or prior to the consummation of the Merger, debt securities of the Buyer in an aggregate amount not less than $16.5 million (the “Commitment Amount”), the proceeds of which will be used, as needed, solely to fund the amounts payable by the Buyer pursuant to the Merger Agreement to cause Buyer to consummate the transactions contemplated thereby, including the Merger. The Fund’s obligation to fund the Commitment Amount is subject to the satisfaction or waiver of all the conditions in the Merger Agreement and the Merger Agreement not having been terminated. The Issuer is an express third party beneficiary of the Equity Commitment Letter.

The completion of the Merger is subject to the satisfaction or waiver of a number of closing conditions, including, among others, adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock and the holders of a majority of the outstanding shares of Preferred Stock and Common Stock voting together as a single class on an as-converted basis, and the accuracy of the other party’s representations and warranties, subject to materiality qualifiers.

The Merger Agreement also includes termination provisions for both the Issuer and the Buyer. If the Issuer terminates the Merger Agreement in order to accept a superior offer or the Buyer terminates the Merger Agreement in connection with the withdrawal by the board of the directors of the Issuer of its recommendation in favor of the Merger or in certain other specified circumstances, the Merger Agreement provides that the Issuer must pay the Buyer a termination fee of $400,000.

Voting Agreement

As a condition and material inducement to the Buyer’s willingness to enter into and perform its obligations under the Merger Agreement, the Reporting Persons and Meudon Investments (collectively, the “Lyris principal stockholders”), entered into a voting agreement with the Buyer, dated as of May 4, 2014 (the “Voting Agreement”), pursuant to which the Lyris principal stockholders agreed, among other things, to vote all shares of the Common Stock and Preferred Stock owned by them in favor of the Merger and the adoption of the Merger Agreement.

Under the terms of the Voting Agreement, each of the Lyris principal stockholders irrevocably appointed the Buyer and any senior executive officer thereof, as its proxy to vote in the manner described above all shares of the Issuer’s outstanding Common Stock and Preferred Stock held by each such stockholder. In addition, the Lyris principal stockholders agreed, subject to certain exceptions, not to transfer any of the shares owned by them, enter into any agreement, arrangement or understanding (other than with the Buyer), or knowingly take any other action that violates or conflicts with the Lyris principal stockholder’s representations, warranties, covenants and obligations under the Voting Agreement, or take any action that could restrict or otherwise affect the Lyris principal stockholders’ legal power, authority and right to comply with and perform the covenants and obligations under the Voting Agreement.

The obligations of the Lyris principal stockholders under the Voting Agreement continue until the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the closing of the Merger, (c) the delivery of written notice of termination by any of the Lyris principal stockholders to the Buyer following the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date of the Voting Agreement, in each case, that results in (i) a decrease in the consideration payable to such stockholder with respect to the Merger or (ii) a change in the form of consideration payable to such stockholder with respect to the Merger effected without the prior written consent of such stockholder, and (d) the delivery of written notice by the Buyer to such stockholder of termination of the Voting Agreement.

As of May 4, 2015, approximately 70.6% of the outstanding shares of the Issuer’s Common Stock and Preferred Stock (on an as-converted to Common Stock basis) are subject to the Voting Agreement.

The foregoing summaries of (i) the Merger Agreement and the transactions contemplated thereby, and (ii) the Voting Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Support Agreements furnished herewith as Exhibits A and B, respectively, which are incorporated herein by reference. The Merger Agreement has been attached to provide the readers of this Amendment with information regarding its terms. Factual disclosures about the Issuer or any of its affiliates contained in this Amendment or in its public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about the Issuer or any of its affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by the Issuer and the Buyer were qualified and subject to important limitations agreed to by the Issuer and the Buyer in connection with negotiating the terms of the Merger Agreement. In particular, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Amendment, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Issuer’s public reports filed with the SEC.

Buyer Formation and Subscription Agreement

Buyer was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and has not engaged in any business activities except in furtherance of the purpose of effecting the Merger. Aurea Software, Inc. (“Aurea”) owns 50% of the outstanding voting common stock of Buyer and the Non-Aurea LY Stockholders (as defined below) collectively own the remaining 50% of the outstanding voting common stock of Buyer. LY Holdco I, LLC (an entity held by William T. Comfort, III, one of the Reporting Persons), LY Holdco II, LLC (an entity held by Stuyvesant P. Comfort) and LY Holdco III, LLC (an entity held by James A. Urry) collectively are the “Non-Aurea LY Stockholders”. In connection with the Merger, Aurea subscribed for an aggregate of 500 shares of voting common stock, par value $0.0001 per share, of Buyer at $10.00 per share which is intended to reflect the fair market value of the shares at the effective time of the Merger.  Such shares represent 50% of Buyer’s equity. LY Holdco I, LLC (an entity held by William T. Comfort, III, one of the Reporting Persons) subscribed for 293 shares of voting common stock, par value $0.0001 per share, of Buyer at $10.00 per share (for an aggregate purchase price of $2,930.00) pursuant to a subscription agreement, dated May 4, 2015, by and between LY Holdco I, LLC and Buyer. In addition, the other Non-Aurea LY Stockholders collectively subscribed for an aggregate of 207 additional shares of voting common stock, par value $0.0001 per share, of Buyer at $10.00 per share, on the same terms and conditions as the subscription agreement entered into by LY Holdco I, LLC.  Such 500 shares subscribed for by the Non-Aurea LY Stockholders in the aggregate represent 50% of Buyer’s equity. Upon the consummation of the Merger, the Issuer will become a subsidiary of Aurea. Buyer required the Non-Aurea LY Stockholders to enter into the foregoing arrangement as a condition to the entering into the Merger Agreement in order for Buyer to be able to preserve certain tax attributes of the Issuer. The full text of the subscription agreement referred to above is furnished herewith as Exhibit C, which is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, the Non-Aurea LY Stockholders (including LY Holdco I, LLC (an entity held by William T. Comfort, III, one of the Reporting Persons) were required to enter into a voting agreement and irrevocable proxy with Buyer, as a condition to Aurea entering into the proposed transactions. Under the terms of the voting agreement and irrevocable proxy, the Non-Aurea LY Stockholders irrevocably granted and appointed an individual designated by Aurea as its proxy and attorney-in-fact to vote all shares of such the Non-Aurea LY Stockholders’ common stock owned by it at any meeting of the Lyris stockholders, at any adjournment thereof or in any other circumstances upon which a vote, agreement, consent (including unanimous written consents) or other approval is sought. The Non-Aurea LY Stockholders entered into the foregoing agreements because they were a pre-condition of Aurea in order for Buyer to enter into an agreement with the Issuer. The full text of the voting agreement and irrevocable proxy referred to above is furnished herewith as Exhibit D, which is incorporated herein by reference

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except for the matters described in Item 4 above, which is incorporated herein by this reference, there are no other contracts, arrangements, understandings or relationships to which any of the Reporting Persons is a party with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement and Plan of Merger, dated as of May 4, 2015, by and between LY Acquisition Corp. and Lyris, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed by the Issuer on May 6, 2015).

Exhibit B: Voting Agreement, dated as of May 4, 2015, by and among LY Acquisition Corp., William T. Comfort, III, LDN Stuyvie Partnership, 65 BR Trust, Ltd., Lyr, Ltd. And Meudon Investments (incorporated by reference to Exhibit 99.3 to Form 8-K filed by the Issuer on May 6, 2015)

Exhibit C: Subscription Agreement, dated as of May 4, 2015, by and between LY Acquisition Corp. and LY Holdco I, LLC (incorporated by reference to Annex G to preliminary proxy statement on Schedule 14A, filed by the Issuer on May 15, 2015)

Exhibit D: Voting Agreement and Irrevocable Proxy, dated as of May 4, 2015, by and between LY Acquisition Corp., LY Acquisition Corp., Aurea Software, Inc., LY Holdco I, LLC, LY Holdco II, LLC, LY Holdco III, LLC, William T. Comfort, III, James A. Urry, and Stuyvesant P. Comfort (incorporated by reference to Annex K to preliminary proxy statement on Schedule 14A, filed by the Issuer on May 15, 2015)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2015	/s/ William T. Comfort
William T. Comfort

Dated: May 18, 2015	LDN Stuyvie Partnership

	By:	/s/ William T. Comfort
Name: William T. Comfort Title: General Partner

Dated: May 18, 2015	Lyr, Ltd.

	By:	/s/ William T. Comfort
Name: William T. Comfort Title: Director